Exhibit 99.1

Obsidian Energy Announces 2021 Reserves Value Increase

of Over 50 Percent with Year-End Reserves Report

•	Reserve values increased by more than 50 percent across all categories with total proved plus probable of approximately $1.8 billion (net asset value, before-tax, discounted at 10 percent)

•	Reserve replacement of 214 percent, 310 percent and 317 percent of 2021 production on a proved developed producing, total proved and total proved plus probable basis, respectively

•	Proved plus probable F&D costs of $10.27 per boe generated a proved plus probable operating recycle ratio of 3.2 times

CALGARY, February 7, 2022 – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE American – OBE) (“Obsidian Energy” or the “Company”) is pleased to announce its independent reserves evaluation for the year ended December 31, 2021, prepared by Sproule Associates Limited (“Sproule”).

“The results of our 2021 reserves report speak to the strength of our assets and our technical teams,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “We had an active year with the expansion of a very successful capital program as well as the acquisition of the remaining interest in the Peace River Oil Partnership (“PROP”) in November 2021. Combined with higher commodity prices over the year, our reserve values and volumes increased across every category. Additionally, our low finding and development costs generated exceptional value for our capital and in combination with the quality of our asset base we replaced more than double 2021’s production with new reserves. As a result, our total proved plus probable (“2P”) reserve value increased by $621 million to approximately $1.8 billion at year-end (before tax, discounted at 10 percent).

Stephen Loukas continued, “Due to the combination of our drilling results and continued cost efficiency gains, we achieved our fifth straight year of greater than 100 percent reserve replacement on total proved (“1P”) reserves and total 2P reserves, excluding acquisitions and dispositions. With a compelling inventory of potential future drilling opportunities, we are well positioned to execute our business plan and further strengthen our balance sheet in 2022.”

HIGHLIGHTS

Our 2021 capital program was primarily focused on development in the Cardium formation, with a total of 35 wells (33.8 net) wells drilled. In the fourth quarter of 2021, we returned to the Peace River area in conjunction with our PROP acquisition, drilling four, 100 percent, Bluesky wells and participating in one Clearwater well. These capital activities, combined with higher commodity prices, had a significant impact on our reserve evaluation.

•	Reserves before-tax net present value discounted at 10 percent (“NPV10”) increased over 2020 levels as follows:

•	Proved developed producing (“PDP”): 54 percent increase to $1.1 billion.

•	1P: 54 percent increase to $1.4 billion.

•	2P: 52 percent increase to $1.8 billion.

•	We replaced 214 percent of 2021 production on a PDP basis, 310 percent on a 1P basis and 317 percent on a 2P basis.

•

Our drilling program combined with positive technical revisions generated reserves replacement of 2021 production of 125 percent for PDP, 173 percent for 1P and 187 percent for 2P, excluding the effects of acquisitions and commodity price changes from year end 2020.

•	Reserve additions associated with the PROP acquisition were 4.4 mmboe, 5.3 mmboe and 7.0 mmboe for PDP, 1P and 2P, respectively.

•

Our optimization capital program continued to deliver strong results for the third year in a row, successfully adding 2.8 mmboe of PDP reserves through capital expenditures of $10.1 million, providing a compelling PDP reserve addition cost of $3.58 per boe.

•	Finding and development (“F&D”) costs including changes in future development capital (“FDC”) were $9.57/boe for PDP, $13.68/boe for 1P and $10.27/boe for 2P.

•	Including the PROP acquisition finding, development and acquisition (“FD&A”) costs including changes in FDC were $9.07/boe (PDP), $12.87/boe (1P) and $9.62/boe (2P).

•

The high profitability of our assets was demonstrated through 2021 recycle ratios of 3.4x for PDP, 2.4x for 1P and 3.2x for 2P, based on our expected 2021 operating netback of $32.75/boe and F&D costs (including changes in FDC).

•

Our total undeveloped proved plus probable reserve locations remain conservatively booked and highly achievable with 231 total net locations booked (including 170 net locations in the Cardium, 26 net locations in the Bluesky and 1.5 net locations in the Clearwater) and total FDC of $736 million (approximately $147 million per year).

•	Obsidian Energy maintains a strong reserve life index (“RLI”) of approximately 7.9, 11.1 and 13.4 years on a PDP, 1P, and 2P basis, respectively (2020: 8.5, 11.4 and 14.3 years, respectively).

SUMMARY OF 2021 RESERVES

Sproule conducted an independent reserves evaluation of 100 percent of our reserves effective December 31, 2021, using a four-consultant average (“IC4”) of forecast commodity prices and assumptions at December 31, 2021. This evaluation was prepared in accordance with definitions, standards, and procedures set out in the Canadian Oil and gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Reserves included below are company share gross reserves which are the Company’s total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

On November 24, 2021, Obsidian Energy closed our previously announced acquisition of the remaining 45 percent interest in the PROP. Our 2021 reserves report reflects this acquisition, which resulted in an increase in our heavy oil reserves.

Summary of Reserves1

As at December 31, 2021
Reserve Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Proved
Developed producing	32.5	8.1	6.1	147.2	71.3
Developed non-producing	0.6	0.1	0.1	2.2	1.2
Undeveloped	22.3	3.0	3.4	75.0	41.3

Total Proved	55.4	11.3	9.6	224.4	113.7
Total Probable	14.1	4.5	3.2	73.1	34.0

Total Proved plus Probable	69.5	15.8	12.8	297.5	147.8

(1)	Reserves are shown on a gross working interest basis.

Reserves Reconciliation – Total Proved

Reconciliation Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Total Proved
December 31, 2020	51.5	4.3	8.4	184.9	94.9
Extensions	0.2	0.2	—	0.3	0.4
Infill Drilling	2.7	0.8	1.0	25.7	8.8
Improved Recovery	—	—	—	—	—
Technical Revisions	1.6	1.8	0.5	13.7	6.2
Discoveries	—	—	—	—	—
Acquisitions	0.2	4.2	—	5.2	5.3
Dispositions	—	—	—	—	—
Economic Factors	3.1	1.1	0.5	14.1	7.1
Production	(3.9)	(1.0)	(0.8)	(19.5)	(8.9)

December 31, 2021	55.4	11.3	9.6	224.4	113.7

Reserves Reconciliation – Total Proved Plus Probable

Reconciliation Category	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Total Proved Plus Probable
December 31, 2020	67.2	7.4	11.5	253.3	128.3
Extensions	0.4	0.9	—	0.8	1.4
Infill Drilling	2.8	0.8	1.3	33.1	10.5
Improved Recovery	—	—	—	—	—
Technical Revisions	1.1	1.2	0.3	12.2	4.6
Discoveries	—	—	—	—	—
Acquisitions	0.2	5.7	—	6.7	7.0
Dispositions	—	—	—	—	—
Economic Factors	1.6	0.9	0.4	10.8	4.8
Production	(3.9)	(1.0)	(0.8)	(19.5)	(8.9)

December 31, 2021	69.5	15.8	12.8	297.5	147.8

Summary of Before Tax Net Present Values

As at December 31, 2021(1)

Net Present Values	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	1,905	1,424	1,141	962	840
Developed non-producing	34	24	20	17	15
Undeveloped	908	486	282	169	101

Total Proved	2,848	1,935	1,442	1,148	955
Total Probable	1,097	567	368	268	208

Total Proved plus Probable	3,945	2,502	1,810	1,415	1,163

(1)  The December 31, 2021 reserve net present values include only active Obsidian Energy existing well, facility, and pipeline decommissioning liability estimates, which totals $22 million NPV10 (2020 - $26 million).

Future Development Capital

    As at December 31, 2021

$ millions	Total Proved	Total Proved Plus Probable
2022	118	134
2023	119	142
2024	135	149
2025	150	160
2026	137	151
2027 and subsequent	—	—

Total, Undiscounted	660	736
Total, Discounted @ 10%	519	580

F&D and FD&A Costs

    As at December 31, 2021

($ millions, except as noted)	Proved Developed Producing	Total Proved	Total Proved Plus Probable
Exploration and development capital expenditures	140.9	140.9	140.9
Total change in FDC	—	165.9	78.0

F&D capital, including total change in FDC	140.9	306.8	218.9

Reserve additions, including revisions (mmboe)	14.7	22.4	21.3

F&D per boe	9.57	13.68	10.27

F&D capital, including total change in FDC	140.9	306.8	218.9
Acquisitions, net of dispositions	32.4	32.4	32.4
Acquisitions, FDC	—	17.7	21.6

FD&A capital, including total change in FDC	173.3	357.0	272.9

Reserve additions, including revisions and acquisitions (mmboe)	19.1	27.7	28.4

FD&A per boe	9.07	12.87	9.62

(1)	Capital expenditures are unaudited.

F&D Costs by Year

($/boe)	2021	2020	2019	3-Year Average
F&D costs, including total change in FDC[1]
Proved developed producing	9.57	9.41	10.55	9.85
Total proved	13.68	3.32	7.34	9.47
Total proved plus probable	10.27	11.19	4.29	8.72
FD&A costs, including total change in FDC[2]
Proved developed producing	9.07	9.77	10.99	10.49
Total proved	12.87	3.39	6.67	9.44
Total proved plus probable	9.62	11.50	3.27	8.60

(1)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and depositions.
(2)	The calculation of FD&A includes the change in FDC and includes the effects of acquisitions and dispositions

Summary of Pricing and Inflation Rate Assumptions

    As at December 31, 2021(1)

IC4 Forecast(2)	WTI Cushing, Oklahoma ($US/bbl)		Canadian Light Sweet Crude 40° API ($Cdn/bbl)		Natural Gas AECO-C Spot ($Cdn/mmbtu)		Exchange Rate ($US/$Cdn)
Year	2021	2020	2021	2020	2021	2020	2021	2020
Forecast
2022	71.88	51.14	85.43	60.61	3.58	2.70	0.80	0.77
2023	67.91	54.83	79.36	64.68	3.22	2.65	0.80	0.77
2024	65.42	56.48	76.07	66.73	3.07	2.69	0.80	0.77
2025	66.72	57.62	77.59	68.11	3.14	2.74	0.80	0.77
2026	68.05	58.77	79.13	69.52	3.20	2.81	0.80	0.77
2027	69.42	59.94	80.73	70.95	3.26	2.86	0.80	0.77
2028	70.81	61.14	82.33	72.40	3.34	2.91	0.80	0.77
2029	72.22	62.36	83.98	73.89	3.40	2.97	0.80	0.77
2030	73.67	63.61	85.66	75.37	3.46	3.02	0.80	0.77
2031	75.14	64.88	87.37	76.88	3.54	3.09	0.80	0.77
2032	76.64	66.18	89.12	78.42	3.60	3.15	0.80	0.77

(1)  Prices escalate at two percent after 2032, with the exception of foreign exchange which stays flat.

(2)  Pricing forecasts utilized IC4 pricing (Sproule, GLJ Petroleum Consultants, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory).

The financial and operating information in this news release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the “Oil and Gas Advisory” section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form as at December 31, 2021, which will be filed on SEDAR, EDGAR, and posted to our website once we file our year-end 2021 financial documents.

FOURTH QUARTER AND FULL YEAR 2021 RESULTS RELEASE

We intend to release our fourth quarter and full year 2021 financial and operational results before North American markets open on February 24, 2022. In addition, the annual 2021 management’s discussion and analysis and the audited 2021 consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

This news release contains a number of oil and gas metrics, including “F&D costs”, “FD&A costs”, “Operating netback”, “Recycle Ratio” and “RLI” which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

F&D costs are the sum of capital expenditures incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period. F&D costs exclude the impact of acquisitions and divestitures.

FD&A costs are the sum of capital expenditures incurred in the period for the reserves category and including the impact of acquisition and disposition activity, all divided by the change in reserves during the period.

Operating netback is the per unit of production amount of revenue less royalties, net operating expenses and transportation expenses.

Recycle Ratio is calculated by dividing the operating netback by the F&D costs for the year. The recycle ratio compares netback from existing reserves to the cost of finding new reserves and may not accurately indicate the investment success unless the replacement reserves are of equivalent quality as the produced reserves.

RLI is calculated as total Company gross reserves divided by Sproule’s forecasted 2022 production for the associated reserve category.

Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

bbl	barrel or barrels	mcf	thousand cubic feet
mmbbl	million barrels	mmcf	million cubic feet
boe	barrel of oil equivalent	bcf	billion cubic feet
mmboe	million barrels of oil equivalent	mcf/d	thousand cubic feet per day
WTI	West Texas Intermediate	mmcf/d	million cubic feet per day
API	American Petroleum Institute	mmbtu	million British thermal units
		AECO	Alberta benchmark price for natural gas

* API The measure of the density of gravity of liquid petroleum products derived from a specific gravity

FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our inventory and future drilling opportunities and impact that can have on our balance sheet in 2022; that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR, EDGAR and our website on or about February 24, 2022; and our expected RLIs.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com